SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-39123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Silvergate Bank 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Silvergate Capital Corporation

4250 Executive Square, Suite 300

La Jolla, CA 92037

SILVERGATE BANK

401(K) RETIREMENT SAVINGS PLAN

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

Crowe LLP Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Committee, Plan Participants and Plan Administrator

   of the Silvergate Bank 401(k) Retirement Savings Plan

La Jolla, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Silvergate Bank 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2021.

Oak Brook, Illinois

June 29, 2022

Silvergate Bank 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS

INVESTMENTS
Total investments, at fair value (Notes 2 and 3)	$19,354,083	$14,370,963

Investment, at contract value (Notes 2 and 4)	1,429,735	1,654,497

Total investments	20,783,818	16,025,460

RECEIVABLES

Notes receivable from participants (Note 2)	218,097	293,490
Employer's contribution receivable	16,858	14,014

Total receivables	234,955	307,504

Total assets	21,018,773	16,332,964

NET ASSETS AVAILABLE FOR BENEFITS	$21,018,773	$16,332,964

The accompanying notes are an integral part of these financial statements.

Silvergate Bank 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

ADDITIONS TO NET ASSETS ATTRIBUTED TO

Investment income (Note 2)

Net appreciation in fair value of investments	$2,173,039
Dividends	778,006
Interest	27,468

Net investment income	2,978,513

Interest income on notes receivable from participants (Note 2)	14,012

Contributions

Employer's matching	607,050
Participants'	2,157,211
Participant rollovers	1,116,286

Total contributions	3,880,547

Total additions	6,873,072

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO

Benefits paid to participants	2,152,780
Administrative expenses	34,483

Total deductions	2,187,263

Net increase	4,685,809

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	16,332,964

End of year	$21,018,773

The accompanying notes are an integral part of these financial statements.

Silvergate Bank 401(k) Retirement Savings Plan

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1--DESCRIPTION OF PLAN

The following description of the Silvergate Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General	:

The Plan, which was adopted on January 1, 1999, and restated as of January 1, 2020, is a defined contribution plan covering substantially all employees of Silvergate Bank (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness and monitors performance of the Plan’s investment offerings.

Contributions	:

Participant salary reduction contributions: Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Such contributions are 100% vested and non-forfeitable. Participant contributions are subject to certain Internal Revenue Service (IRS) limitations.

Employee contributions may be made to the Plan as a Pre-tax Elective Deferral or a Roth Elective Deferral.

Participants may also make a voluntary Contribution election allowing a Participant to elect to contribute an amount up to six percent (6%) from the participant’s Compensation into a non-Roth account on an after-tax basis.

Automatic Enrollment: Upon the initial satisfaction of the eligibility requirements an Eligible Employee who has not made an Elective Deferral election shall be deemed to have made an Elective Deferral election in the amount of 4% of Compensation. The amount of such automatic enrollment shall increase in the following manner: increase by 1% in the second through third year to a maximum of 6%.

Employer discretionary matching contributions: The Company may make discretionary matching contributions to the Plan. The contributions would be allocated to eligible participants in an amount based on a discretionary percentage. As determined by the Plan, the Company shall not make discretionary matching contributions with respect to elective deferrals in excess of 5% of a participant’s compensation. For the year ended December 31, 2021, the Company made discretionary matching contributions of 50% up to the first 5% of participant salary reduction contributions, totaling $607,050. These contributions are subject to overall employer contribution limits and additions to individual participant account limits. Each participant will be vested in employer discretionary matching contributions per the vesting schedule.

NOTE 1--DESCRIPTION OF PLAN (Continued)

Employer discretionary profit sharing contributions: The Company may make a discretionary profit sharing contribution to the Plan on behalf of each eligible employee who has completed at least 1,000 hours of service during the plan year and is employed by the Company on the last day of the plan year. The contribution would be allocated in an amount designated by the Company to be allocated to each eligible employee group. The amount allocated to one eligible employee group need not bear any relationship to amounts allocated to any other eligible employee group. Each participant will be vested in employer discretionary profit sharing contributions per the vesting schedule. The Company has elected to not make a discretionary profit sharing contribution to the Plan for the year ended December 31, 2021.

Participant rollover contributions: Participants may also contribute amounts representing distributions from other qualified defined contribution or defined benefit plans (rollover).

Eligibility to participate	:	Employees are immediately eligible to participate in the Plan as of the next succeeding entry date, which is the first day of each plan year quarter.
Forfeitures	:

At December 31, 2021 and 2020, forfeited nonvested accounts held by the Plan totaled $4,537 and $5,973, respectively. These accounts will be used to pay administrative expenses of the Plan and to reduce future employer contributions. During 2021, forfeited nonvested accounts totaling $34,481 were used to pay administrative expenses. Forfeited nonvested accounts were not used to reduce employer contributions during 2021.

Notes receivable from participants	:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account. The loan interest rates are set at 2% above the prime rate, as defined.

Participant accounts	:

Participants direct the investment of their contributions into various investment options offered by the Plan. Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s salary reduction and rollover contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions and plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 1--DESCRIPTION OF PLAN (Continued)

Payment of benefits	:

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. The distribution shall be made to the participant or beneficiary in accordance with the election of the participant. Participants may defer receiving these benefits until their normal retirement age if their vested account balance exceeds $5,000.

A Participant may receive a distribution after attainment of age 59-1/2 from all of his Accounts that are fully (100%) vested. Elective Deferrals, Qualified Non-Elective Contributions, Qualified Matching Contributions and the portion of any Account that has been used to satisfy the safe harbor requirements of Code sections 401(k)(12) or 401(k)(13) and/or 401(m)(11) or 401(m)(12) shall not be eligible for withdrawal until the Participant attains age 59-1/2.

Participants may also elect to withdraw in cash certain vested amounts within his or her contribution account to the extent necessary to meet a financial hardship, in accordance with the regulations and rulings of the Internal Revenue Code (IRC). After the withdrawal, a stipulated period of time must lapse, as defined by the Plan, before a participant can make additional deferred contributions.

Voting rights	:	Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account.

Vesting	:

Participants are vested immediately in their participant salary reduction and rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts (employer discretionary matching contributions and employer discretionary profit sharing contributions) is based on years of vesting service. Accrued benefits vest as follows:

Years of	Vested
Service	Interest

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

For vesting purposes, a year of service is defined as a plan year in which an employee works at least 1,000 hours. All years of service attained by an employee prior to reaching age eighteen are excluded for vesting purposes.

Participants become fully vested upon termination for reason of retirement, death or disability, or if the Plan is terminated. Non-vested benefits are forfeited by participants upon termination for reasons other than normal retirement, death or disability.

NOTE 1--DESCRIPTION OF PLAN (Continued)

Administrative expenses	:

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and to distributions from participant accounts are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting	:	The financial statements of the Plan are presented on the accrual basis of accounting.

Investment valuation and income recognition	:

Investments are reported at fair value except for the fully benefit- responsive investment contract with an insurance company which is valued at contract value (see Note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants	:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses have been recorded as of December 31, 2021 and 2020.

Payment of benefits	:	Benefits are recorded when paid.
Use of estimates	:	The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3--FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820 and a description of the valuation methodologies used for assets measured at fair value are described as follows:

NOTE 3--FAIR VALUE MEASUREMENTS (Continued)

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock of the plan sponsor is traded on the NASDAQ exchange and is valued at the closing price.

The investments held in self-directed accounts include shares of money market funds and mutual funds valued at the NAV of shares held by the Plan. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in inactive markets, (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

The Plan held no level 2 assets as of December 31, 2021 and 2020.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan held no level 3 assets as of December 31, 2021 and 2020.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 3--FAIR VALUE MEASUREMENTS (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$17,363,226	$-	$-	$17,363,226
Self-directed brokerage account	494,708	-	-	494,708
Common stock	1,496,149	-	-	1,496,149

Total investments, at fair value	$19,354,083	$-	$-	$19,354,083

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$13,651,095	$-	$-	$13,651,095
Self-directed brokerage account	202,129	-	-	202,129
Common stock	517,739	-	-	517,739

Total investments, at fair value	$14,370,963	$-	$-	$14,370,963

NOTE 4--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive guaranteed investment contract with Great-West Life & Annuity Insurance Company. Great-West Life & Annuity Insurance Company maintains the contributions in a general account. The account is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Great-West Life & Annuity Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contract at December 31, 2021 and 2020 was $1,429,735 and $1,654,497, respectively. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula established by the contract issuer but may not be less than zero percent. The crediting interest rate is reviewed and determined by the contract issuer at least forty-eight hours before each calendar quarter. The contract cannot be terminated before the schedule maturity date.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the plan documents (including complete or partial plan termination or merge with another plan), (2) changes to the Plan’s prohibition on competing investment options or deleting of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestiture or spin- offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemptions under ERISA.

NOTE 4--INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 5--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

NOTE 6--TAX STATUS

The Internal Revenue Service (IRS) has issued an opinion letter dated March 31, 2014, that the prototype adopted by the Plan, as then designed, is in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended from the original prototype document, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2021 and 2020, Plan management has concluded that there any no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in process. Plan management believes it is no longer subject to income tax examinations for the years prior to 2018.

NOTE 7--PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Silvergate Capital Corporation common stock and makes loans to participants, which are permitted party-in-interest transactions. The Plan held approximately 10,095 and 6,967 shares of Silvergate Capital Corporation common stock of the Company as of December 31, 2021 and 2020. These shares had a fair value of approximately $1,496,149 and $517,739 as of December 31, 2021 and 2020, respectively.

Certain plan investments are shares of mutual funds and a guaranteed investment contract managed by Great-West Life & Annuity Insurance Company and Great-West Trust Company, LLC. Great-West Life & Annuity Insurance Company and Great-West Trust Company, LLC are the custodians as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The plan sponsor pays directly any other fees related to the Plan’s operations.

NOTE 8--RISKS AND UNCERTAINTIES

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In March 2020, the COVID-19 outbreak was declared a global pandemic. The pandemic adversely affected global economic growth, investment fund prices and common stock share prices. It is possible the pandemic could result in adverse impacts in the future. Plan management cannot reasonably estimate the full impact the COVID-19 pandemic could have on the Plan.

SUPPLEMENTARY INFORMATION

Silvergate Bank 401(k) Retirement Savings Plan

(EIN # 33-0244449)  (Plan #001)

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
(a)	lessor, or similar party	collateral, par or maturity value	Cost	Current value
	Common stock - plan sponsor
*	Silvergate Capital Corporation	Silvergate Capital Corporation common stock - 10,095 shares	$	$1,496,149

	Guaranteed investment contract
*	Great-West Life & Annuity Insurance Company	Great-West Select Guaranteed Fund		1,429,735

	Mutual funds
	Allspring Investments	Allspring Special Small Cap Value Fund		90,026
	American Century Investments	American Century Mid Cap Value Fund		81,770
	Eaton Vance	Eaton Vance Atlanta Capital SMID-Cap Fund		59,282
	Fidelity Investments	Fidelity Advisor Strategic Dividend & Income Fund		269,359
*	Great-West Funds	Great-West S&P Small Cap 600 Index Fund		184,074
	Invesco	Invesco Global Fund		314,340
	Janus Henderson	Janus Henderson Triton Fund		128,598
	PIMCO	PIMCO Income Fund		77,481
	PIMCO	PIMCO Total Return Fund		326,706
	Principal Investments	Principal Mid Cap Fund		124,079
	T. Rowe Price	T. Rowe Price All-Cap Opportunities Fund		1,027,791
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund		293,987
	T. Rowe Price	T. Rowe Price Retirement 2015 Fund		22,472
	T. Rowe Price	T. Rowe Price Retirement 2020 Fund		857,496
	T. Rowe Price	T. Rowe Price Retirement 2025 Fund		1,693,610
	T. Rowe Price	T. Rowe Price Retirement 2030 Fund		1,472,052
	T. Rowe Price	T. Rowe Price Retirement 2035 Fund		1,267,576
	T. Rowe Price	T. Rowe Price Retirement 2040 Fund		2,042,669
	T. Rowe Price	T. Rowe Price Retirement 2045 Fund		496,868

The accompanying notes are an integral part of these financial statements.

Silvergate Bank 401(k) Retirement Savings Plan

(EIN # 33-0244449)  (Plan #001)

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)

December 31, 2021

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
(a)	lessor, or similar party	collateral, par or maturity value	Cost	Current value
	Mutual funds (continued)
	T. Rowe Price	T. Rowe Price Retirement 2050 Fund		1,268,900
	T. Rowe Price	T. Rowe Price Retirement 2055 Fund		991,514
	T. Rowe Price	T. Rowe Price Retirement 2060 Fund		41,182
	T. Rowe Price	T. Rowe Price Retirement Balanced Fund		10,983
	Vanguard	Vanguard 500 Index Fund		2,953,508
	Vanguard	Vanguard Developed Markets Index Fund		453,941
	Vanguard	Vanguard Equity Income Fund		274,670
	Vanguard	Vanguard Mid Capacity Index Fund		538,292

	Self-directed brokerage
*	Empower	Empower Self Directed Brokerage Account		494,708

	Total investments			20,783,818

*	Participant loans	Interest rates are 5.25% - 7.50% with maturity dates ranging from 2022 to 2051.		218,097

	Total		$	$21,001,915

* Indicates party-in-interest

In accordance with ERISA section 404(c), cost information is not required when reporting investments of an individual account plan that is participant or beneficiary directed.

The accompanying notes are an integral part of these financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTEES OF THE SILVERGATE BANK 401(K) RETIREMENT SAVINGS PLAN

/s/ Alan J. Lane	/s/ Antonio Martino	/s/ John M. Bonino
Alan J. Lane	Antonio Martino	John M. Bonino

Date: June 29, 2022